

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Via E-mail
Robert Y. Lee
Interim Chief Executive Officer
The Grilled Cheese Truck, Inc.
151 North Nob Hill Road, Suite 321
Fort Lauderdale, FL 33324

      Re: The Grilled Cheese Truck, Inc.
             Amendment No. 2 to
             Draft Registration Statement on Form S-1
             Submitted January 23, 2014
             CIK No. 0001497647

Dear Mr. Lee:

We have reviewed your response to our letter dated January 15, 2014 and have the following additional comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

September 30, 2013 Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

15. Asset Purchase Agreements, page F-22

1. Please explain why you valued the equipment and vehicles acquired in connection with the Hook and Ladder Draught House transaction at "carrying value" rather than at their estimated fair value. Your response should clearly explain the carrying value of the assets, your cost of such assets (e.g. how much you paid for the assets recorded at carrying value), and how you accounted for any difference between the two. We may have further comment upon receipt of your response.

16. Subsequent Events, page F-23

2. We note the disclosure indicating that on November 13, 2013 the company closed on the sale of certain intellectual property to AFT in exchange for total cash consideration of $450,000 and a 20% interest in the issued and outstanding membership interest in AFT. Please tell us and revise to disclose the nature and amount of the intellectual property that was sold to AFT in this transaction. As part of your response, please also explain how you initially valued this intellectual property which appears to have been acquired in the August 8, 2013 asset purchase transaction and indicate the amount of any gain that will be recognized in connection with this sales transaction. Your response and your revised disclosures should also explain how you calculated or determined the fair value of the 20% interest in the outstanding membership interest in AFT that was acquired in this transaction and should indicate how it was considered in determining the amount of any gain recognized.

Other

3. Please update the financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

4. Please include a currently dated consent of the independent registered public accounting firms as an exhibit upon the filing of your Form S-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Sarah Williams, Esq.